FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2017

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 26 January 2017

                                        EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER     EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated  26 January 2017
                                        Full Year Results 2016

Exhibit 99

2016 FULL YEAR RESULTS
COMPETITIVE AND PROFITABLE GROWTH IN CHALLENGING MARKETS

Full year highlights
●        Underlying sales growth 3.7%, ahead of our markets, with price up 2.8% and volume up 0.9%

●        Sales increased by 4.3% at constant exchange rates while turnover, which is at current rates, declined 1.0%

●        Emerging markets underlying sales growth 6.5% with price up 5.4% and volume up 1.1%

●        Core operating margin at 15.3% up 50bps

●        Free cash flow of €4.8 billion, in line with the strong delivery of 2015
●        Constant core earnings per share up 7%, up 3% at current exchange rates

Paul Polman: Chief Executive Officer statement

"We have delivered another good all-round performance despite severe economic disruptions, particularly in India and Brazil, two of our largest markets. This further demonstrates the progress we have made in transforming Unilever into a more resilient business. We have again grown ahead of our markets, driven by strong innovations that support our category strategies. At the same time, we have accelerated our margin expansion even after absorbing the higher restructuring costs associated with the implementation of 'Connected 4 Growth', the next stage in our transformation.

At a time of unprecedented global change, 'Connected 4 Growth' will make Unilever simpler, faster and more connected with our consumers and customers, and we are already starting to see positive results. We are also making further progress in reshaping our portfolio, adding businesses in fast-growing segments with the acquisitions of Dollar Shave Club, Blue Air, Seventh Generation and Living Proof.

Our priorities for 2017 continue to be volume growth ahead of our markets, a further increase in core operating margin and strong cash flow. The tough market conditions which made the end of the year particularly challenging are likely to continue in the first half of 2017. Against this background, we expect a slow start with growth improving as the year progresses."
Key Financials (unaudited)	Full Year 2016

Underlying Sales Growth	3.7%
Turnover	€52.7bn	(1.0)%
Operating Profit	€7.8bn	3.8%
Net Profit	€5.5bn	5.5%
Core earnings per share	€1.88	3.1%
Diluted earnings per share	€1.82	5.7%
Quarterly dividend payable in March 2017 €0.3201 per share

26 January 2017

FULL YEAR OPERATIONAL REVIEW: CATEGORIES

(unaudited)	Fourth Quarter 2016				Full Year 2016
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	13.0	2.2	(0.4)	2.6	52.7	3.7	0.9	2.8	50
Personal Care	5.2	2.5	(0.5)	3.0	20.2	4.2	1.6	2.6	20
Foods	3.4	1.9	0.3	1.6	12.5	2.1	(0.5)	2.6	(30)
Home Care	2.5	3.0	0.6	2.3	10.0	4.9	1.3	3.6	210
Refreshment	1.9	0.7	(3.2)	4.0	10.0	3.5	1.0	2.6	50

Our markets: Market conditions have been challenging throughout the year, and particularly so in the fourth quarter. In the markets in which we operate volumes were flat in aggregate. In a number of countries, volumes have been weak as consumers and retailers adjust to devaluation-led cost increases. The economic crisis in Brazil and removal of Rs.500 and Rs.1,000 notes from circulation in India presented significant additional headwinds.

Unilever overall performance: In 2016, underlying sales grew 3.7% with all four categories delivering good progress against their strategic priorities. Personal Care and Foods achieved improved growth while maintaining strong profitability and cash flow. Home Care and Refreshment improved margins while continuing to grow ahead of their markets. Emerging markets grew 6.5% mainly driven by volume growth in Asia and price growth in Latin America. Developed markets declined by 0.2% with volume growth in North America offset by price deflation in Europe. Due to a negative currency impact of 5.1%, turnover was 1.0% down at €52.7 billion. The challenges in some of our largest markets are reflected in weaker volume performance in the fourth quarter.

Gross margin improved by 50bps to 42.7% driven by margin-accretive innovations and acquisitions as well as savings programmes. In local currencies, brand and marketing investment was sustained at the absolute level of the prior year and as a percentage of turnover was down by 40bps due to sales leverage and efficiencies from zero based budgeting. Overheads included a further reduction in the underlying cost base but were 40bps higher driven by increased restructurcing costs related to the accelerated implementation of 'Connected 4 Growth', and the higher overheads ratio of the acquired businesses. Core operating margin improved by 50bps to 15.3%.

Personal Care
Personal Care continued to grow the core through innovations while extending into more premium segments. Deodorants performed well, driven by the continued success of dry sprays in North America and Rexona Antibacterial with 10x more odour protection, which is now in over 50 countries. In hair, growth was driven by the successful Sunsilk re-launch and by the TRESemmé Beauty-Full Volume range with unique reverse conditioning system. In skin cleansing, Lifebuoy demonstrated strong growth across emerging markets driven by our handwashing campaign and further roll-outs into Kenya and Ethiopia. Our biggest Personal Care brand Dove had another good year supported by the strong growth of the premium and the Men+Care ranges. We continued to build our prestige business which grew in line with our plans.

Core operating margin was up 20bps driven by higher gross margins and brand and marketing efficiencies, partly offset by a higher overheads ratio reflecting the impact of acquisitions and higher restructuring costs.

Foods
Foods sustained its return to growth with good performances in dressings driven by the squeezy packs with easy-out technology and savoury led by cooking products in emerging markets. Hellmann's and Knorr both delivered another year of strong growth by successfully modernising their ranges with extensions into organic variants and with packaging that highlights the naturalness of their ingredients. Knorr's digital campaign 'Love at First Taste' reached more than 100 million people. Sales in spreads declined as modest growth in emerging markets was offset by the continued but slowing decline in developed markets.

Core operating margin was 30bps lower due to higher overheads that included higher restructuring costs.

Home Care
Home Care delivered another year of growth ahead of our markets driven by strong innovations. Surf grew double-digits, helped by the launch of Surf Sensations, the first fabrics cleaner with perfume-like fragrance, and the roll-out of the brand into Central and Eastern Europe. Our value brand Brilhante contributed to good volume growth in Latin America catering to hard-pressed consumers. The successful roll-out of Omo with enhanced formulation and improved cleaning technology has now reached 27 countries. Fabric conditioners grew strongly, supported by the new variants of Comfort Intense with double-encapsulated fragrance technology that delivers long-lasting freshness. In household care, growth was driven by the premium Cif Power and Shine sprays and the roll-out of Domestos toilet blocks in Europe.

In line with our strategy, core operating margin improved by 210bps driven by improved mix and cost savings.

Refreshment
Growth in ice cream was driven by margin-accretive innovations behind our premium brands. These included the Magnum Double range, the Ben & Jerry's 'Wich sandwich and dairy free range, as well as new variants of Talenti, the premium gelato brand which has grown 60% since acquisition two years ago. In leaf tea, growth improved in emerging markets but was held back by our black tea business in developed markets. We are continuing to build our presence in more premium segments with good growth from T2 and specialty teas. We introduced Pure Leaf, already well-established in ready-to-drink tea, as a premium brand in our leaf tea portfolio in the United States.

Core operating margin was up 50bps primarily due to further improvements in the gross margin in ice cream.

FULL YEAR OPERATIONAL REVIEW: GEOGRAPHICAL AREA

(unaudited)	Fourth Quarter 2016				Full Year 2016
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	13.0	2.2	(0.4)	2.6	52.7	3.7	0.9	2.8	50
Asia/AMET/RUB	5.5	3.5	(0.3)	3.8	22.4	4.6	2.1	2.5	120
The Americas	4.4	3.7	0.8	2.8	17.1	6.0	(0.2)	6.3	130
Europe	3.1	(2.3)	(2.5)	0.2	13.2	(0.7)	0.3	(1.1)	(170)

(unaudited)	Fourth Quarter 2016				Full Year 2016
	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Developed markets	5.4	(1.2)	(0.3)	(0.9)	22.5	(0.2)	0.6	(0.8)
Emerging markets	7.6	4.6	(0.5)	5.1	30.2	6.5	1.1	5.4
North America	2.3	(0.0)	2.5	(2.4)	9.1	0.9	1.1	(0.2)
Latin America	2.1	7.2	(0.8)	8.1	8.0	11.4	(1.7)	13.3

Asia/AMET/RUB
Growth was driven by volume gains in Asia, price-led growth in Turkey, Russia, Africa, and included strong performances for Foods and Refreshment. Pricing has progressively increased during the year in response to rising commodity costs in local currencies. The Philippines demonstrated another year of strong double-digit growth. In India, growth was below historic levels, particularly in the last quarter when demand was adversely impacted by the removal of the Rs.500 and Rs.1,000 notes. Sales in China were slightly down due to price competition from local brands in laundry and de-stocking related to the continued channel shift to e-commerce.

Core operating margin was up 120bps driven by increased gross margins and brand and marketing efficiencies.

The Americas
In North America, growth improved in 2016 driven by strong innovations in deodorants, dressings and premium ice cream. Economic conditions improved through the year but the promotional environment remained intense, particularly in hair where our sales were down. Spreads continued to weigh on the growth performance but the rate of decline slowed in the second half of the year. Latin America delivered double-digit underlying sales growth underpinned by pricing to recover higher input costs. The business demonstrated resilience with volumes holding up relatively well against contracting markets that faced substantial currency devaluation, high inflation and low consumer confidence.

Core operating margin was up 130bps primarily due to strongly improved gross margins in North America, which reflects both premiumisation of the portfolio and savings delivery from the investment programmes of recent years.

Europe
Markets in Europe remained challenging with subdued volume growth and continued price deflation in many countries. Ice cream had another good year against a strong season in the prior year. Personal Care grew slightly, driven by volume-led growth in deodorants and oral care while high competitive intensity adversely impacted our Home Care performance, particularly in the fourth quarter in the United Kingdom and France. The margarine market contraction continued across countries and weighed on our Foods growth. Central and Eastern Europe, the Netherlands and Spain delivered another year of good growth.

After three years of strong increases in margin, core operating margin declined by 170bps due to higher overheads including increased restructuring costs.

ADDITIONAL COMMENTARY ON THE CONDENSED FINANCIAL STATEMENTS - FULL YEAR

Finance costs and tax
Net finance costs increased by €70 million to €563 million in 2016. This was driven by increased borrowings and reduced interest on cash deposits, partially offset by a lower pensions financing charge at €94 million. The average interest rate on net debt was 3.5%.

The effective tax rate was 26.2% versus 27.6% in 2015. The change was primarily due to favourable tax audit settlements. The core effective tax rate was 26.1% versus 26.9% in the prior year.

Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates contributed €127 million compared to €107 million in 2015 due to higher profits from the Pepsi Lipton joint venture. Other income from non-current investments increased to €104 million versus €91 million in 2015, primarily driven by a gain of €107 million from the sale of financial assets.

Earnings per share
Core earnings per share increased by 3.1% to €1.88 for the full year, including an adverse currency impact of 3.7%. Constant core earnings per share increased by 6.8% primarily driven by underlying sales growth and improved core operating margin. These core measures exclude the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items.

Diluted earnings per share for the full year was up 5.7% to €1.82 due to lower charges within non-core items than in the prior year. In 2016, we recorded acquisition and disposal related costs of €132 million and a loss on disposal of €104 million for local Alberto Culver brands and the rights for VO5 in Argentina that we were required to sell as part of the regulatory approval process.

Free cash flow
Free cash flow of €4.8 billion was in line with the strong prior year. Year-end working capital improved again after the exceptional delivery in 2015. Net capital expenditure at 3.6% of turnover was slightly lower than in 2015. Cash flow from operating activities for 2016 was €9.3 billion compared to €9.4 billion in 2015.

Net debt
Closing net debt increased to €12.6 billion from €11.5 billion as at 31 December 2015 primarily reflecting the cost of acquisitions. Total financial liabilities amounted to €16.6 billion compared to €14.6 billion in the prior year. Cash and other current financial assets increased by €0.8 billion to €4.0 billion at 31 December 2016.

Pensions
The net pension liability increased to €3.2 billion at the end of December 2016 versus €2.3 billion as at 31 December 2015. The increase in the net pension liability primarily reflects the impact of lower discount rates which exceeded investment returns and cash contributions.

Return on invested capital
Return on invested capital was 17.9% compared to 18.9% in 2015. Core operating profit after tax and working capital improved, however this was more than offset by an increase in goodwill as a result of recent acquisitions as well as an adverse currency impact on the goodwill arising from the Bestfoods acquisition many years ago.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

BRAZIL TAX LITIGATIONS

In common with many other businesses operating in Brazil, Unilever has a number of open legal proceedings related to indirect taxes. Where it is probable that an outflow of economic benefit will be required, a provision is recognised in the Group balance sheet. Where an outflow of economic benefits is possible but not probable, no provision is recorded and the matters are disclosed as contingent liabilities. Within our contingent liabilities there is an amount in respect of a claim for €655 million for Brazilian PIS and COFINS indirect taxes, that had been determined in Unilever's favour in a prior judicial review but was reversed on appeal to a higher court. As we still believe our case remains strong it has not been provided for and is considered to be a contingent liability, hence there is no charge to the 2016 income statement as a result of this judgment. Whilst Unilever intends to appeal this ruling, we are likely to make a judicial deposit equating to the potential amount owing during 2017.

NON GAAP MEASURES

Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

Unilever uses 'constant rate', 'underlying' and 'core' measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior period average exchange rates into euro.
The table below shows exchange rate movements in our key markets.
	Annual Average rate in 2016	Annual Average rate in 2015
Brazilian Real (€1 = BRL)	3.889	3.607
Chinese Yuan (€1 = CNY)	7.355	6.967
Indian Rupee (€1 = INR)	74.588	71.047
Indonesia Rupiah (€1 = IDR)	14770	14820
UK Pound Sterling (€1 = GBP)	0.815	0.725
US Dollar (€1 = US $)	1.111	1.111

Underlying sales growth (USG)
Underlying Sales Growth or "USG" refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The reconciliation of USG to changes in the GAAP measure turnover is provided in notes 3 and 4.

Underlying volume growth (UVG)
"Underlying Volume Growth" or "UVG" is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (1) the increase in turnover attributable to the volume of products sold; and (2) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact to USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Underlying price growth (UPG)
Underlying price growth or "UPG" is part of USG, and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (1) the volume of products sold; and (2) the composition of products sold during the period. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. Free cash flow reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of net profit to FCF is as follows:

€ million	Full Year
(unaudited)	2016	2015
Net profit	5,547	5,259
Taxation	1,922	1,961
Share of net profit of joint ventures/associates and other income
from non-current investments	(231)	(198)
Net finance costs	563	493
Operating profit	7,801	7,515
Depreciation, amortisation and impairment	1,464	1,370
Changes in working capital	51	720
Pensions and similar obligations less payments	(327)	(385)
Provisions less payments	65	(94)
Elimination of (profits)/losses on disposals	127	26
Non-cash charge for share-based compensation	198	150
Other adjustments	(81)	49
Cash flow from operating activities	9,298	9,351
Income tax paid	(2,251)	(2,021)
Net capital expenditure	(1,878)	(2,074)
Net interest and preference dividends paid	(367)	(460)
Free cash flow	4,802	4,796
Net cash flow (used in)/from investing activities	(3,188)	(3,539)
Net cash flow (used in)/from financing activities	(3,073)	(3,032)

Core operating profit (COP), core operating margin (COM) and non-core items
COP and COM means operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and/or frequency of occurrence. Core operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. The reconciliation of operating profit to core operating profit is as follows:

€ million	Full Year
(unaudited)	2016	2015
Operating profit	7,801	7,515
Non-core items (see note 2)	245	350
Core operating profit	8,046	7,865
Turnover	52,713	53,272
Operating margin (%)	14.8	14.1
Core operating margin (%)	15.3	14.8

Core EPS
Core EPS is calculated as core profit attributable to shareholders' equity divided by the diluted combined average number of share units. In calculating core earnings, net profit attributable to shareholders' equity is adjusted to eliminate the post tax impact of non-core items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 2 on page 15 for reconciliation of core earnings to net profit attributable to shareholders' equity.

Core effective tax rate
The core effective tax rate is calculated by dividing taxation excluding the tax impact of non-core items by profit before tax excluding non-core items and share of net profit/(loss) of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax, non-core items, joint ventures and associates.

The reconciliation of taxation to taxation before non-core items is as follows:

€ million	Full Year
(unaudited)	2016	2015
Taxation	1,922	1,961
Tax impact of non-core items	60	49
Taxation before non-core items	1,982	2,010
Profit before taxation	7,469	7,220
Non-core items before tax	245	350
Share of net profit /loss of joint ventures and associates	(127)	(107)
Profit before tax, non-core items, joint ventures and associates	7,587	7,463
Core effective tax rate	26.1%	26.9%

Constant core EPS
Constant core EPS is calculated as core profit attributable to shareholders' equity at constant exchange rates and excluding the impact of translational hedges divided by the diluted combined average number of share units. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.

The reconciliation of core profit attributable to shareholders' equity to constant core earnings attributable to shareholders' equity and the calculation of constant core EPS is as follows:

€ million	Full Year
(unaudited)	2016	2015
Core profit attributable to shareholders' equity (see note 2)	5,370	5,210
Impact of translation of earnings between constant and current exchange rates and translational hedges	169	(125)
Constant core earnings attributable to shareholders' equity	5,539	5,085
Diluted combined average number of share units (millions of units)	2,853.9	2,855.4
Constant core EPS (€)	1.94	1.78

In calculating the movement in constant core EPS, the constant core EPS for 2016 is compared to the core EPS for 2015 as adjusted for the impact of translational hedges, which was €1.82.

Net debt
Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables. It is a measure that provides valuable additional information on the summary presentation of the Group's net financial liabilities and is a measure in common use elsewhere.

The reconciliation of total financial liabilities to net debt is as follows:

€ million	As at	As at
(unaudited)	31 December	31 December
	2016	2015
Total financial liabilities	(16,595)	(14,643)
Current financial liabilities	(5,450)	(4,789)
Non-current financial liabilities	(11,145)	(9,854)
Cash and cash equivalents as per balance sheet	3,382	2,302
Cash and cash equivalents as per cash flow statement	3,198	2,128
Add bank overdrafts deducted therein	184	174
Other current financial assets	599	836
Net debt	(12,614)	(11,505)

Return on invested capital (ROIC)
ROIC is a measure of the return generated on capital invested by the Group. The measure provides a guide rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. ROIC is calculated as core operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net non-current assets held for sale, inventories, trade and other current receivables and trade payables and other current liabilities.

€ million	Full Year
(unaudited)	2016	2015
Core operating profit before tax	8,046	7,865
Tax on core operating profit(a)	(2,102)	(2,118)
Core operating profit after tax	5,944	5,747
Goodwill	17,624	16,213
Intangible assets	9,809	8,846
Property, plant and equipment	11,673	11,058
Net non-current assets held for sale	205	173
Inventories	4,278	4,335
Trade and other current receivables	5,102	4,804
Trade payables and other current liabilities	(13,871)	(13,788)
Period-end invested capital	34,820	31,641
Average invested capital for the period	33,231	30,462
Return on invested capital	17.9%	18.9%
(a)  Tax on core operating profit is calculated as core operating profit before tax multiplied by core effective tax rate of 26.1% (2015: 26.9%) which is shown on page 7.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and failure to comply with laws and regulations, including tax laws. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group's Annual Report on Form 20-F for the year ended 31 December 2015 and the Annual Report and Accounts 2015.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK	+44 79 1727 1819	treeva.fenwick@unilever.com	+44 20 7822 6830	investor.relations@unilever.com
Or	+44 78 2504 9151	louise.phillips@unilever.com
NL	+31 10 217 4844	els-de.bruin@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

INCOME STATEMENT
(unaudited)

€ million	Full Year
	2016	2015	Increase/
			(Decrease)
			Current	Constant
			rates	rates
Turnover	52,713	53,272	(1.0)%	4.3%

Operating profit	7,801	7,515	3.8%	5.8%

After (charging)/crediting non-core items	(245)	(350)

Net finance costs	(563)	(493)
Finance income	115	144
Finance costs	(584)	(516)
Pensions and similar obligations	(94)	(121)

Share of net profit/(loss) of joint ventures and associates	127	107
Other income/(loss) from non-current investments and
associates	104	91

Profit before taxation	7,469	7,220	3.4%	5.1%

Taxation	(1,922)	(1,961)

Net profit	5,547	5,259	5.5%	6.7%

Attributable to:
Non-controlling interests	363	350
Shareholders' equity	5,184	4,909	5.6%	6.5%

Combined earnings per share
Basic earnings per share (euros)	1.83	1.73	5.6%	6.5%
Diluted earnings per share (euros)	1.82	1.72	5.7%	6.5%

STATEMENT OF COMPREHENSIVE INCOME
 (unaudited)

€ million	Full Year
	2016	2015

Net profit	5,547	5,259

Other comprehensive income

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans net of tax	(980)	884
Items that may be reclassified subsequently to profit or loss:
Currency retranslation gains/(losses) net of tax	217	(481)
Fair value gains/(losses) on financial instruments net of tax	(15)	100

Total comprehensive income	4,769	5,762

Attributable to:
Non-controlling interests	374	357
Shareholders' equity	4,395	5,405

STATEMENT OF CHANGES IN EQUITY
 (unaudited)

€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
1 January 2015	484	145	(7,538)	20,560	13,651	612	14,263
Profit or loss for the period	-	-	-	4,909	4,909	350	5,259
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	-	-	100	-	100	-	100
Remeasurements of defined benefit pension plans net of tax	-	-	-	882	882	2	884
Currency retranslation gains/(losses)	-	-	(377)	(109)	(486)	5	(481)
Total comprehensive income	-	-	(277)	5,682	5,405	357	5,762
Dividends on ordinary capital	-	-	-	(3,404)	(3,404)	-	(3,404)
Movements in treasury stock(a)	-	-	6	(282)	(276)	-	(276)
Share-based payment credit(b)	-	-	-	150	150	-	150
Dividends paid to non-controlling interests	-	-	-	-	-	(326)	(326)
Currency retranslation gains/(losses) net of tax	-	7	-	-	7	-	7
Other movements in equity	-	-	(7)	(87)	(94)	-	(94)
31 December 2015	484	152	(7,816)	22,619	15,439	643	16,082
Profit or loss for the period	-	-	-	5,184	5,184	363	5,547
Other comprehensive income net of tax:	-	-	-	-	-	-
Fair value gains/(losses) on financial instruments	-	-	(15)	-	(15)	-	(15)
Remeasurements of defined benefit pension plans net of tax	-	-	-	(980)	(980)	-	(980)
Currency retranslation gains/(losses)	-	-	189	17	206	11	217
Total comprehensive income	-	-	174	4,221	4,395	374	4,769
Dividends on ordinary capital	-	-	-	(3,600)	(3,600)	-	(3,600)
Movements in treasury stock(a)	-	-	(45)	(213)	(258)	-	(258)
Share-based payment credit(b)	-	-	-	198	198	-	198
Dividends paid to non-controlling interests	-	-	-	-	-	(364)	(364)
Currency retranslation gains/(losses) net of tax	-	(18)	-	-	(18)	-	(18)
Other movements in equity	-	-	244	(45)	199	(27)	172
31 December 2016	484	134	(7,443)	23,180	16,355	626	16,981
(a) Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.
(b) The share-based payment credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.

BALANCE SHEET
 (unaudited)

€ million	As at	As at
	31 December	31 December
	2016	2015
Non-current assets
Goodwill	17,624	16,213
Intangible assets	9,809	8,846
Property, plant and equipment	11,673	11,058
Pension asset for funded schemes in surplus	694	934
Deferred tax assets	1,354	1,185
Financial assets	673	605
Other non-current assets	718	771
	42,545	39,612
Current assets
Inventories	4,278	4,335
Trade and other current receivables	5,102	4,804
Current tax assets	317	230
Cash and cash equivalents	3,382	2,302
Other financial assets	599	836
Non-current assets held for sale	206	179
	13,884	12,686

Total assets	56,429	52,298
Current liabilities
Financial liabilities	5,450	4,789
Trade payables and other current liabilities	13,871	13,788
Current tax liabilities	844	1,127
Provisions	390	309
Liabilities associated with assets held for sale	1	6
	20,556	20,019
Non-current liabilities
Financial liabilities	11,145	9,854
Non-current tax liabilities	120	121
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	2,163	1,569
Unfunded schemes	1,704	1,685
Provisions	1,033	831
Deferred tax liabilities	2,061	1,744
Other non-current liabilities	667	393
	18,893	16,197

Total liabilities	39,449	36,216
Equity
Shareholders' equity	16,354	15,439
Non-controlling interests	626	643
Total equity	16,980	16,082

Total liabilities and equity	56,429	52,298

CASH FLOW STATEMENT
 (unaudited)

€ million	Full Year
	2016	2015
Net profit	5,547	5,259
Taxation	1,922	1,961
Share of net profit of joint ventures/associates and other income
from non-current investments and associates	(231)	(198)
Net finance costs	563	493
Operating profit	7,801	7,515
Depreciation, amortisation and impairment	1,464	1,370
Changes in working capital	51	720
Pensions and similar obligations less payments	(327)	(385)
Provisions less payments	65	(94)
Elimination of (profits)/losses on disposals	127	26
Non-cash charge for share-based compensation	198	150
Other adjustments	(81)	49
Cash flow from operating activities	9,298	9,351
Income tax paid	(2,251)	(2,021)
Net cash flow from operating activities	7,047	7,330
Interest received	105	119
Net capital expenditure	(1,878)	(2,074)
Other acquisitions and disposals	(1,701)	(1,698)
Other investing activities	286	114
Net cash flow (used in)/from investing activities	(3,188)	(3,539)
Dividends paid on ordinary share capital	(3,609)	(3,331)
Interest and preference dividends paid	(472)	(579)
Change in financial liabilities	1,771	1,527
Other movements on treasury stock	(257)	(276)
Other financing activities	(506)	(373)
Net cash flow (used in)/from financing activities	(3,073)	(3,032)

Net increase/(decrease) in cash and cash equivalents	786	759

Cash and cash equivalents at the beginning of the period	2,128	1,910

Effect of foreign exchange rate changes	284	(541)

Cash and cash equivalents at the end of the period	3,198	2,128

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
 (unaudited)

1   ACCOUNTING INFORMATION AND POLICIES

Except as set out below the accounting policies and methods of computation are consistent with the year ended 31 December 2015. The condensed preliminary financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board. With effect from 1 January 2016 we have implemented amendments to IAS 1 'Presentation of Financial Statements' and IAS 41 'Agriculture: Bearer Plants'. The impact on the Group is not material.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 11, the statement of comprehensive income on page 11, the statement of changes in equity on page 12 and the cash flow statement on page 14 are translated at exchange rates current in each period. The balance sheet on page 13 is translated at period-end rates of exchange.

The condensed financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006, which will be finalised and delivered to the Registrar of Companies in due course. Full accounts for Unilever for the year ended 31 December 2015 have been delivered to the Registrar of Companies; the auditors' reports on these accounts were unqualified, did not include a reference to any matters by way of emphasis and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

2   SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we disclose the total value of non-core items that arise within operating profit. These are costs and revenues relating to business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and/or frequency of occurrence.

€ million	Full Year
	2016	2015
Acquisition and disposal related costs	(132)	(105)
Gain/(loss) on disposal of group companies	(95)	(9)
Impairments and other one-off items(a)	(18)	(236)

Non-core items before tax	(245)	(350)
Tax impact of non-core items	60	49
Non-core items after tax	(185)	(301)

Attributable to:
Non-controlling interests	1	-
Shareholders' equity	(186)	(301)
(a) 2016 includes €18 million in foreign exchange losses resulting from remeasurement of the Argentinian business.  2015 included foreign exchange losses resulting from remeasurement of the Venezuelan and Argentinian businesses amounting to €136 million. Also included in 2015 is €86 million charge for legal cases pertaining to a number of investigations by local competition regulators and a €14 million charge relating to other one-off legal cases.

The following table shows the impact of non-core items on profit attributable to shareholders.

€ million	Full Year
	2016	2015
Net profit attributable to shareholders' equity	5,184	4,909
Post tax impact of non-core items	186	301

Core profit attributable to shareholders' equity	5,370	5,210

3   SEGMENT INFORMATION - CATEGORIES

Fourth Quarter	Personal Care	Foods	Home Care	Refreshment	Total
Turnover (€ million)
2015	5,121	3,412	2,488	1,863	12,884
2016	5,240	3,376	2,573	1,861	13,050
Change (%)	2.3	(1.1)	3.4	(0.1)	1.3
Impact of:
Exchange rates (%)	(1.2)	(2.5)	(1.5)	(0.7)	(1.5)
Acquisitions (%)	1.3	-	2.2	-	1.0
Disposals (%)	(0.3)	(0.3)	(0.3)	-	(0.3)

Underlying sales growth (%)	2.5	1.9	3.0	0.7	2.2
Price (%)	3.0	1.6	2.3	4.0	2.6
Volume (%)	(0.5)	0.3	0.6	(3.2)	(0.4)

Full Year	Personal Care	Foods	Home Care	Refreshment	Total
Turnover (€ million)
2015	20,074	12,919	10,159	10,120	53,272
2016	20,172	12,524	10,009	10,008	52,713
Change (%)	0.5	(3.1)	(1.5)	(1.1)	(1.0)
Impact of:
Exchange rates (%)	(4.9)	(4.7)	(6.5)	(4.6)	(5.1)
Acquisitions (%)	1.7	-	0.6	0.2	0.8
Disposals (%)	(0.3)	(0.3)	(0.2)	(0.1)	(0.2)

Underlying sales growth (%)	4.2	2.1	4.9	3.5	3.7
Price (%)	2.6	2.6	3.6	2.6	2.8
Volume (%)	1.6	(0.5)	1.3	1.0	0.9
Operating profit (€ million)
2015	3,637	2,298	740	840	7,515
2016	3,704	2,180	949	968	7,801

Core operating profit (€ million)
2015	3,788	2,354	775	948	7,865
2016	3,844	2,240	967	995	8,046

Operating margin (%)
2015	18.1	17.8	7.3	8.3	14.1
2016	18.4	17.4	9.5	9.7	14.8

Core operating margin (%)
2015	18.9	18.2	7.6	9.4	14.8
2016	19.1	17.9	9.7	9.9	15.3

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Core operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Core operating margin is calculated as core operating profit divided by turnover.

4   SEGMENT INFORMATION - GEOGRAPHICAL AREA

Fourth Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2015	5,414	4,258	3,212	12,884
2016	5,547	4,481	3,022	13,050
Change (%)	2.4	5.2	(5.9)	1.3
Impact of:
Exchange rates (%)	(0.7)	(0.5)	(4.3)	(1.5)
Acquisitions (%)	-	2.3	0.6	1.0
Disposals (%)	(0.4)	(0.3)	-	(0.3)

Underlying sales growth (%)	3.5	3.7	(2.3)	2.2
Price (%)	3.8	2.8	0.2	2.6
Volume (%)	(0.3)	0.8	(2.5)	(0.4)

Full Year	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2015	22,425	17,294	13,553	53,272
2016	22,445	17,105	13,163	52,713
Change (%)	0.1	(1.1)	(2.9)	(1.0)
Impact of:
Exchange rates (%)	(4.2)	(8.0)	(2.7)	(5.1)
Acquisitions (%)	0.1	1.7	0.7	0.8
Disposals (%)	(0.3)	(0.3)	(0.1)	(0.2)

Underlying sales growth (%)	4.6	6.0	(0.7)	3.7
Price (%)	2.5	6.3	(1.1)	2.8
Volume (%)	2.1	(0.2)	0.3	0.9
Operating profit (€ million)
2015	3,019	2,273	2,223	7,515
2016	3,275	2,504	2,022	7,801

Core operating profit (€ million)
2015	3,035	2,517	2,313	7,865
2016	3,294	2,726	2,026	8,046

Operating margin (%)
2015	13.5	13.1	16.4	14.1
2016	14.6	14.6	15.4	14.8

Core operating margin (%)
2015	13.5	14.6	17.1	14.8
2016	14.7	15.9	15.4	15.3

5   TAXATION
The effective tax rate for the year was 26.2% compared to 27.6% in 2015. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	Full Year 2016			Full Year 2015
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax

Fair value gains/(losses) on financial instruments	(15)	-	(15)	82	18	100
Remeasurements of defined benefit pension plans	(1,221)	241	(980)	1,124	(240)	884
Currency retranslation gains/(losses)	217	-	217	(510)	29	(481)
Other comprehensive income	(1,019)	241	(778)	696	(193)	503

6   COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share and core earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share options by employees.

Earnings per share for total operations for the twelve months were calculated as follows:
	2016	2015

Combined EPS - Basic
Net profit attributable to shareholders' equity (€ million)	5,184	4,909
Combined average number of share units (millions of units)	2,840.2	2,840.1
Combined EPS - basic (€)	1.83	1.73

Combined EPS - Diluted
Net profit attributable to shareholders' equity (€ million)	5,184	4,909
Diluted combined average number of share units (millions of units)	2,853.9	2,855.4
Combined EPS - diluted (€)	1.82	1.72

Core EPS
Core profit attributable to shareholders' equity (see note 2) (€ million)	5,370	5,210
Diluted combined average number of share units (millions of units)	2,853.9	2,855.4
Core EPS - diluted (€)	1.88	1.82

		Millions
Combined number of shares at 31 December 2015 (net of treasury stock)		2,838.9
Net movements in shares under incentive schemes		0.8
Combined number of shares at 31 December 2016		2,839.7

7   ACQUISITIONS AND DISPOSALS

In 2016, the Group completed the following business acquisitions and disposals as listed below. Total consideration for 2016 acquisitions is €2,069 million (2015: €2,011 million for acquisitions completed during that year).

Deal completion date	Acquired/Disposed business
31 March 2016	Sold the bread and bakery business under the brand 'Modern' in India to Nimman Foods Private Limited, part of the Everstone Group.
7 April 2016	Acquired Indulekha and Vayodha brands from Mosons Group.
6 May 2016	Sold local Alberto Culver brands Antiall, Farmaco, Veritas, the rights for VO5 in Argentina and a manufacturing plant to Santiago Saenz.
31 July 2016	Sold the Rice Exports business in India to LT Foods Middle East DMCC, a group company of LT Foods Limited.
10 August 2016	Acquired Dollar Shave Club, a subscription-based direct-to-consumer male grooming business.
20 October 2016	Acquired Seventh Generation, a North American home and personal care eco-friendly naturals business.
1 December 2016	Acquired Blueair, a supplier of innovative mobile indoor air purification technologies and solutions.

On 1 June 2016 the Group announced that it has signed an agreement with Coca Cola FEMSA and The Coca Cola Company to sell the AdeS soy beverage business in Latin America for an aggregate amount of US$ 575 million. Subject to regulatory approval, the transaction is expected to complete during the first quarter of 2017.

On 16 December 2016 the Group announced that it has signed an agreement to purchase Living Proof Inc., an innovative premium hair care business. Subject to regulatory approval, the transaction is expected to complete during the first quarter of 2017.

8   FINANCIAL INSTRUMENTS

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value		Carrying amount
	As at 31 December 2016	As at 31 December 2015	As at 31 December 2016	As at 31 December 2015
Financial assets
Cash and cash equivalents	3,382	2,302	3,382	2,302
Held-to-maturity investments	142	144	142	144
Loans and receivables	398	303	398	303
Available-for-sale financial assets	509	641	509	641
Financial assets at fair value through profit and loss:
Derivatives	91	230	91	230
Other	132	123	132	123
	4,654	3,743	4,654	3,743
Financial liabilities
Preference shares	(125)	(132)	(68)	(68)
Bank loans and overdrafts	(1,147)	(1,067)	(1,146)	(1,064)
Bonds and other loans	(15,844)	(13,509)	(15,053)	(12,703)
Finance lease creditors	(165)	(217)	(143)	(195)
Derivatives	(185)	(124)	(185)	(124)
Other financial liabilities	-	(489)	-	(489)
	(17,466)	(15,538)	(16,595)	(14,643)

€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	As at 31 December 2016			As at 31 December 2015
Assets at fair value
Other cash equivalents	-	90	-	-	100	-
Available-for-sale financial assets	138	98	273	14	180	447
Financial assets at fair value through profit or loss:
Derivatives(a)	-	226	-	-	303	-
Other	-	131	1	120	-	3
Liabilities at fair value
Derivatives(b)	-	(331)	-	-	(194)	-
(a)  Includes €135 million (2015: €73 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)  Includes €(146) million (2015: €(71) million) derivatives, reported within trade creditors, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2015. There were also no significant movements between the fair value hierarchy classifications since 31 December 2015.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2015.

9   DIVIDENDS

The Boards have declared a quarterly interim dividend for Q4 2016 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.3201
Per Unilever PLC ordinary share:	£ 0.2768
Per Unilever N.V. New York share:	US$ 0.3439
Per Unilever PLC American Depositary Receipt:	US$ 0.3439

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 24 January 2017.

US dollar cheques for the quarterly interim dividend will be mailed on 15 March 2017 to holders of record at the close of business on 10 February 2017. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2017 will be as follows:

	Announcement Date	NV NY and PLC ADR ex-Dividend Date	NV and PLC ex-Dividend Date	Record Date	Payment Date
Quarterly dividend - for Q4 2016	26 January 2017	8 February 2017	9 February 2017	10 February 2017	15 March 2017
Quarterly dividend - for Q1 2017	20 April 2017	3 May 2017	4 May 2017	5 May 2017	7 June 2017
Quarterly dividend - for Q2 2017	20 July 2017	2 August 2017	3 August 2017	4 August 2017	6 September 2017
Quarterly dividend - for Q3 2017	19 October 2017	1 November 2017	2 November 2017	3 November 2017	13 November 2017

10   EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.